Mail Stop 3561

February 2, 2007

Elden Schorn, President
Snowdon Resources Corporation
885 Pyrford Road
West Vancouver, BC, Canada V7S 2A2

> **Re: Snowdon Resources Corporation**
> **Amendment No. 4 to Registration Statement on**
> **Form SB-2**
> **Filed January 23, 2007**
> **File No. 333-134943**

Dear Mr. Schorn:

We have limited our review of your filing to the items previously addressed in our comment letter of October 17, 2007. The staff has decided to reissue those comments in their entirety, for more substantive and explanatory disclosure for potential investors in the prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Elden Schorn, President
Snowdon Resources Corporation
February 2, 2007
Page 2

	Please contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any particular question you may have.

					Sincerely,

					John D. Reynolds
					Assistant Director

cc: Corporation Trust Company of Nevada
	6100 Neil Road, Suite 500
	Reno, NV 89544

	Conrad C. Lysiak, Esquire
	601 West First Avenue, Suite 503
	Spokane, WA 99201